Contact (CTS):                  Contact (Dynamics):           Contact (WHX):

Gene Donati                     Henry V. Kensing              Joely Frank
Clark & Weinstock               Dynamics Corp.                Abernathy
212/953-2550                      of America                  MacGregor Group
                                212/869-3211                  212/371-5999

                                   WHX AGREES
                       TO SUPPORT THE CTS/DYNAMICS MERGER

               -------------------------------------------------

               $58.00/Share Optional Cash Election Feature Added

               -------------------------------------------------

FOR IMMEDIATE RELEASE

      New York, New York, July 17, 1997 - CTS Corporation (NYSE:CTS), Dynamics Corporation of America (NYSE:DYA) and WHX Corporation (NYSE:WHX) announced today that WHX Corporation, which owns 13.5% of Dynamics' common stock, has agreed to vote for the previously announced merger of CTS and Dynamics and to oppose any competing transaction, and that Dynamics' shareholders will now have the option of receiving in the merger either 0.88 CTS shares or $58.00 in cash for each Dynamics share. The cash consideration will be prorated to the extent that the total number of Dynamics shares for which cash elections are made exceeds 49.9% of Dynamics shares less the Dynamics shares owned by CTS prior to the merger. Based on the number of Dynamics shares presently owned by CTS, the optional cash election feature would be for up to 18.2% of the presently outstanding Dynamics shares. The optional cash election feature will not affect the tax-free status of the share exchange in the merger.

      Joseph P. Walker, Chairman and Chief Executive Officer of CTS, said, "We are pleased that WHX has committed to support the transaction. We think that the merger marks the beginning of an exciting new chapter in CTS' more than century-long history, and are looking forward to turning our undivided attention to the process of integrating CTS' and Dynamics' operations and continuing to build long-term shareholder value."

      Ron LaBow, Chairman of WHX, stated that "We are pleased that the revised terms of the merger permit Dynamics' shareholders to elect to receive either cash or shares of CTS and that, as a result of WHX's participation in the process, we believe that the revised offer enables Dynamics' shareholders to vote on a transaction that is in the best interests of all of Dynamics' shareholders."

      The merger remains subject to approval by shareholders of both CTS and Dynamics and other customary conditions. CTS currently owns 31.7% of Dynamics' common stock, WHX owns 13.5% of Dynamics' common stock and officers and directors of Dynamics own 8.2% in the aggregate of Dynamics' common stock. The approval of the merger by Dynamics shareholders requires a two-thirds shareholder vote. It is expected that Dynamics and CTS shareholders will be asked to approve the merger in September.

      CTS is a diversified manufacturer of electronic and electromechanical components for the automotive, computer equipment, communications equipment, instruments and controls, defense and aerospace, and consumer electronics markets. Headquartered in Elkhart, Indiana, CTS operates manufacturing plants in the United States and abroad.

      Dynamics is a diversified company which manufactures electronic components, mobile vans and transportable shelters for specialized electronic and medical diagnostic equipment, portable electric housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets. Dynamics currently holds a 44.1% stake in CTS.

      WHX is an integrated steel manufacturer based in Pittsburgh, Pennsylvania.


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